*AB 4/8

15025979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2016
Estimated average burden hours per response... 12.00

SEC Mail Processing Section
RECEIVED
APR 01 2015
WASH., D.C. 201

SEC FILE NUMBER
8-45286

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 East Park Drive Suite 300
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Johnston (561) 472-7468
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

401 E. Las Olas Boulevard, Suite 1800 (Address) Fort Lauderdale (City) FL (State) 33301 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02)

AB 4/8

Contents

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
Legend Equities Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Legend Equities Corporation at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2015

LEGEND EQUITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	3,306,333
Commissions receivable		1,672,711
Deposits		177,625
Other receivables, net of allowance of $16,800		566,663
Prepaid expenses		335,464
Due from affiliates		1,432,384
Intangible assets (net of accumulated amortization of $566,000)		1,698,000
TOTAL ASSETS	$	9,189,180

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	1,518,962
Accrued expenses and accounts payable		671,963
Income tax payable		588,894
Deferred taxes		637,891
Due to affliates		24,000
Total liabilities	$	3,441,710
Commitments and Contingencies (Note 7)		
STOCKHOLDER'S EQUITY		
Common stock, no par value, authorized 1,500 shares, issued and outstanding 100 shares	$	-
Additional paid-in capital		4,253,456
Retained earnings		1,494,014
Total stockholder's equity	$	5,747,470
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,189,180

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Legend Equities Corporation (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through independent financial advisors.

On January 2, 2013, First Allied Holdings Inc. (FAHI) finalized an agreement to purchase Legend Group Holdings, LLC and its wholly owned subsidiaries which include Legend Equities Corporation. As a result of this acquisition, the company is now an indirect wholly owned subsidiary of FAHI, which is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Effective April 29, 2014, Cetera Holdings became a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP"). The purchase accounting adjustments related to the acquisition by RCS Holdings are all accounted for at the Cetera Holdings level and not pushed down to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair presentation of the company's financial condition and results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $3,306,333 in cash balances as of December 31, 2014 of which approximately $3 million was in excess of the FDIC insured limits.

Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the insurance carriers, and mutual fund and annuity trailers.

Other Receivables

Other receivables primarily consist of accrued fees from product sponsors and financial advisors. The Company periodically extends credit to its financial advisors in the form of commission advances. The decisions to extend credit to financial advisors are generally based on the financial advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the financial advisors' registration status. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

It also consist of notes receivable where the Company loans money to certain of its financial advisors under forgivable promissory note agreements, which bear interest at various rates and have various maturities. Management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the financial advisor and the Company's historical experience in collecting on such transactions.

Intangible Assets

In accordance with FASB ASC 360, intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. On an ongoing basis, the Company reviews the valuation and amortization of the intangible assets and takes into consideration any events or circumstances that might have diminished its value.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers.

The Company does not file a separate federal tax return; rather, its activity is included in the consolidated tax return filed by RCAP for the year ended December 31, 2014. A short period return will be filed with FAHI for the period ended June 30, 2014, representing the pre-acquisition period before FAHI was acquired by RCAP. Income taxes are allocated to Legend Equities Corporation as if it filed a separate return on a stand-alone basis.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is still evaluating the impact of ASU 2014-09.

3. INCOME TAXES

Deferred income tax expense (benefits) result from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income tax assets are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance. The components of the deferred income taxes as of December 31, 2014 were as follows:

	2014
Deferred tax assets	
Deferred compensation liabilities	$ 18,373
Accrued Expense	21,628
Total deferred tax assets	$ 40,001
Deferred tax liabilities	
Intangible Amortization	$ 677,892
Total deferred tax liabilities	$ 677,892
Net deferred tax liability	$ 637,891

The Company believes that, as of December 31, 2014, it had no material uncertain tax positions. Interest and penalties relating to unrecognized tax positions are recognized in income tax expense, when applicable. There was no liability for interest or penalties accrued as of December 31, 2014.

The Company files tax returns in the U.S. federal jurisdiction and several state jurisdictions. The Company's federal and state income tax returns are open to audit under the statute of limitations for 2010 to 2013.

4. INTANGIBLE ASSETS

Intangibles recognized in the acquisition of the Company by FAHI are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Amount
Amortizing identified intangible assets			
Advisor relationships	$2,264,000	($566,000)	$1,698,000
Total	**$2,264,000**	**($566,000)**	**$1,698,000**

The Company defines advisor relationships as the relationships with financial advisors and their customers that provide a significant source of income through recurring revenue over the course of the economic life of the relationships.

5. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees

All full-time employees are eligible to participate in FAHI's 401(k) Plan. Under the plan, each eligible employee may contribute up to 80% of their pretax compensation, excluding commissions, subject to Internal Revenue Code limitations. Eligible employees were eligible for matching contributions, which were generally 50% of up to 6% of the employee's contributions. The matching contributions vest immediately.

The health plan is 100% covered by the company for the employee. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2014 and relied on Advisory Services Corporation to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

6. RELATED PARTY TRANSACTIONS

Affiliated companies include Advisory Services Corporation (ASC), FAHI, RCAP and Legend Advisory Corporation (LAC). ASC pays expenses, which include home office overhead expenses, salaries, and benefits on behalf of the Company. The current amount due from affiliates at December 31, 2014 includes noninterest-bearing advances to ASC for current operating expenses of $1,392,384. Due to affiliates includes $24,000 due to RCAP for certain allocated expenses.

7. COMMITMENTS AND CONTINGENCIES

Legal proceedings related to business operations

The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations

and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2014, the Company reflected no legal reserves. Defense costs with regard to legal proceedings are expensed as incurred and classified as professional fees within the statement of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or 1/15th of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,066,785 which was $1,879,864 in excess of required net capital of $186,921. The Company's ratio of aggregate indebtedness to net capital was 1.36 to 1 at December 31, 2014. The difference between net capital and stockholder's equity is non allowable assets, which are excluded from net capital. See schedule I for additional information regarding net capital.

9. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because of the exemption claimed, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

10. SUBSEQUENT EVENTS

Management evaluated activity of the Company through March 2, 2015, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *